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SEC Mail Processing Section

MAR 02 2021

Washington DC 416

FORM X-17A-5
PART III

SEC FILE NUMBER
8-18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19N
(No. and Street)

Palm Harbor (City) FL (State) 34684 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J. Nobile, President 727-942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra J. Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

DONNA A. LINDNER
Commission # HH 067242
Expires February 19, 2025
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Salamander Innisbrook Securities
For the Twelve Months Ending December 31, 2020
Statement of Cash Flow

02/22/21
04:33 PM

	01/31/20	02/29/20	03/31/20	04/30/20	05/31/20	06/30/20	07/31/20	08/31/20	09/30/20	10/31/20	11/30/20	12/31/20	12/31/20
Cash Flows from Operating Activities:													
Net Income (Loss)	($2,680)	$10,857	($16,401)	$20,351	($10,907)	($7,439)	$9,913	$12,343	($14,732)	$27,770	$4,076	$10,511	$43,662
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:													
Depreciation and Amortization	0	0	0	0	0	357	0	0	0	0	0	381	738
(Increase)/Decrease in Inventories	72	72	72	72	72	48	0	0	0	0	0	0	0
(Increase)/Decrease in Prepaid Expenses	1,013	1,013	1,013	1,013	(595)	717	(636)	357	357	357	259	259	(1,480)
(Increase)/Decrease in Deposits	(217)	0	0	0	0	0	0	217	0	0	0	0	0
(Increase)/Decrease in Other Assets	20,168	19,263	(11,724)	16,226	(40,343)	13,088	9,547	15,279	(20,851)	20,939	19,652	(24,999)	(16,716)
Increase/(Decrease) in Accounts Payable	(313)	0	0	0	0	0	0	39,262	(39,262)	0	0	0	0
Increase/(Decrease) in Accrued Expenses	(626)	740	(2,540)	740	432	(3,077)	2,506	(41,878)	44,301	(6,000)	0	5,872	12,252
Net Cash Provided by (Used in) Operating Activities	**17,418**	**31,945**	**(29,579)**	**38,402**	**(51,341)**	**3,694**	**21,331**	**25,580**	**(30,187)**	**43,065**	**23,987**	**(7,975)**	**38,457**
Cash Flows from Investing Activities:													
Additions to Property & Equipment	0	0	0	0	0	0	0	0	0	0	0	0	(8,063)
Net Cash Provided by (Used in) Investing Activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(8,063)**
Cash Flows from Financing Activities:													
Capital Contributions	0	0	0	0	0	0	0	0	0	0	0	0	(189,563)
Net Cash Provided by (Used in) Financing Activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(189,563)**
Increase/(Decrease) in Cash	**17,418**	**31,945**	**(29,579)**	**38,402**	**(51,341)**	**3,694**	**21,331**	**25,580**	**(30,187)**	**43,065**	**23,987**	**(7,975)**	**(159,169)**
Cash at Beginning of Period	**152,844**	**170,349**	**202,380**	**172,888**	**211,377**	**160,123**	**163,901**	**185,232**	**210,812**	**180,625**	**223,690**	**247,677**	**239,624**
Cash at End of Period	**170,349**	**202,380**	**172,888**	**211,377**	**160,123**	**163,901**	**185,232**	**210,812**	**180,625**	**223,690**	**247,677**	**239,624**	**239,624**

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2020

02/22/21
04:21 PM

Current Month Actual	%	Current Month Last Yr	%	Description	Year-To-Date Actual	%	Year-To-Date Last Yr	%
				Revenue				
$36,075	0%	$19,058	0%	Commissions Other	$283,053	0%	$431,810	0%
36,075	0%	19,058	0%	Total Income	283,053	0%	431,810	0%
				Payroll & Related Expenses				
9,600	27%	12,670	66%	Salaries and Wages	114,311	40%	163,685	38%
7,779	22%	3,176	17%	Incentive	41,491	15%	73,807	17%
3,163	9%	3,673	19%	Payroll Taxes & Emp Benefits	24,645	9%	48,940	11%
20,542	57%	19,519	102%	Total Payroll & Related Expenses	180,447	64%	286,432	66%
				Expenses				
0	0%	0	0%	Advertising - Direct mail	1,266	0%	462	0%
0	0%	39	0%	Advertising - Newspapers	1,525	1%	1,746	0%
0	0%	0	0%	Bank Charges	30	0%	278	0%
0	0%	120	1%	Contract Services	1,889	1%	120	0%
0	0%	0	0%	Commissions	0	0%	1,000	0%
802	2%	401	2%	Dues & Subscriptions	5,337	2%	2,948	1%
154	0%	154	1%	Equipment Rental	2,096	1%	2,000	0%
745	2%	125	1%	Licenses & Permits	2,720	1%	1,718	0%
70	0%	92	0%	Miscellaneous	1,218	0%	1,221	0%
18	0%	57	0%	Office Supplies	989	0%	1,656	0%
110	0%	40	0%	Postage & Courier	1,132	0%	1,284	0%
0	0%	121	1%	Printing & Stationery	636	0%	3,544	1%
0	0%	1,780	9%	Professional Fees	1,407	0%	2,698	1%
62	0%	72	0%	Public Relations	1,074	0%	2,223	1%
84	0%	265	1%	Telephone	862	0%	1,102	0%
0	0%	0	0%	Training & Education	20	0%	25	0%
0	0%	0	0%	Travel - Meals & Entertainment	76	0%	37	0%
12	0%	118	1%	Travel Expense	212	0%	524	0%
2,057	6%	3,384	18%	Total Expenses	22,489	8%	24,586	6%
				Fixed Expenses				
2,583	7%	2,583	14%	Rent	32,683	12%	31,000	7%
0	0%	433	2%	Insurance - Liability	3,034	1%	4,549	1%
381	1%	860	5%	Depreciation	738	0%	860	0%
2,964	8%	3,876	20%	Total Fixed Expenses	36,455	13%	36,409	8%
10,512	29%	(7,721)	-41%	Income before Interest & Taxes	43,662	15%	84,383	20%

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2020

02/22/21
04:21 PM

Current Month Actual	%	Last Yr	%	Description	Year-To-Date Actual	%	Last Yr	%
				Interest Capital & Other				
$0	0%	($97)	-1%	Interest Exp & Penalties	$0	0%	$0	0%
0	0%	(97)	-1%	Total Interest Capital & Other	0	0%	0	0%
10,512	29%	(7,624)	-40%	Net profit	43,662	15%	84,383	20%

Golf Host Securities, Inc.02/22/21
Balance Sheet 04:29 PM
December 31, 2020

	12/31/20	12/31/19
Assets		
Cash Account	$239,624	$152,844
Accounts Receivable	0	0
Inventory	0	410
Prepaid Expenses	1,480	6,605
InterCompany	16,716	52,961
Deposits	0	0
Property Plant & Equipment	815	1,475
Deferred Expenses	0	518
Total Assets	258,635	214,814
Liabilities		
Accounts Payable	0	313
Accrued Liabilities	12,252	11,781
Other Current Liabilities	0	0
Notes Payable - Short term	0	0
Notes Payable - Long Term	0	0
Total Liabilities	12,252	12,093
Owner's Equity		
Owner's Contributions	(189,563)	(189,563)
Owner's Withdrawals		
Retained Earnings	392,283	307,899
Retained Earnings Current Year	43,662	84,384
Total Owner's Equity	246,383	202,720
Total Liabilities and Owner's Equity	258,635	214,814

Golf Host Securities
Balance Sheet
December 31, 2020

02/25/21
05:58 PM

	12/31/20	12/31/19
Assets		
Cash Account:		
10100-000-0000 Cash - Disbursement Account (ZBA)	239,424	152,844
10125-000-0000 Cash - General Operating Account	0	0
10250-000-0000 Cash - Petty Cash	200	0
Total Cash Account	239,624	152,844
Accounts Receivable:		
11030-000-0000 A/R - Accounts Receivable	0	0
Total Accounts Receivable	0	0
Inventory:		
13300-000-0000 Inv Supplies - Guest Supplies	0	410
Total Inventory	0	410
Prepaid Expenses:		
14050-000-0000 Prepaid - Advertising	0	977
14100-000-0000 Prepaid - Contracts	0	0
14150-000-0000 Prepaid - Insurance	0	3,034
14200-000-0000 Prepaid - Dues & Subs	1,122	2,235
14300-000-0000 Prepaid - Sales Tax	0	0

14350-000-0000 Prepaid - Other	358	359
Total Prepaid Expenses	1,480	6,605
InterCompany:		
15150-000-0000 Due To/From Sal Dev	0	0
15240-000-0000 Due To/From Sal Innis	(91,001)	(11,985)
15270-000-0000 Due To/From Sal Innis Condominium	602	602
15360-000-0000 Due To/From Sal Innis Securities	0	0
15361-000-0000 Due T/F InnisSec2	107,115	64,344
Total InterCompany	16,716	52,961
Deposits:		
16150-000-0000 Deposits - Other	0	0
Total Deposits	0	0
Property Plant & Equipment:		
17260-000-0000 FF&E - 3 Year	8,063	8,063
17760-000-0000 Accum Dep - FF&E - 3 Year	(7,248)	(6,588)
Total Property Plant & Equipment	815	1,475
Deferred Expenses:		
19110-000-0000 Deferred Charges	0	518
Total Deferred Expenses	0	518
Total Assets	258,635	214,814

Liabilities

Accounts Payable:		
20000-000-0000 A/P - Accounts Payable Trade	0	313
20200-000-0000 A/P - Other	0	0
20250-000-0000 A/P - Other	0	0
Total Accounts Payable	0	313
Accrued Liabilities:		
21100-000-0000 Accrued - Commissions	2,688	0
21125-000-0000 Accrued - Concessions	0	0
21400-000-0000 Accrued - Rent	0	0
21450-000-0000 Accrued - Reversing Expenses	0	0
21550-000-0000 Accrued - Other	0	0
22200-000-0000 Accrued Pyrl - Payroll Taxes	0	0
22250-000-0000 Accrued Pyrl - Salary and Wages	2,877	371
22300-000-0000 Accrued Pyrl- Vacation	6,687	11,409
Total Accrued Liabilities	12,252	11,781
Notes Payable - Long Term:		
26270-000-0000 Deferred Captial Charges	0	0
Total Notes Payable - Long Term	0	0
Total Liabilities	12,252	12,093

Owner's Equity

Owner's Contributions:		
30300-000-0000 Capital Contributions - Sal Farms LLC	20,437	20,437
30750-000-0000 Capital Contributions - Salamander Innis	(210,000)	(210,000)
Total Owner's Contributions	(189,563)	(189,563)
Owner's Withdrawals		
Retained Earnings:		
35150-000-0000 Retained Earnings	435,945	392,283
35160-000-0000 Retained Earnings Current Year	(43,662)	(84,384)
Total Retained Earnings	392,283	307,899
Retained Earnings Current Year:		
35160-000-0000 Retained Earnings Current Year	43,662	84,384
Total Retained Earnings Current Year	43,662	84,384
Total Owner's Equity	246,383	202,720
Total Liabilities and Owner's Equity	258,635	214,814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

R. L. AKIN

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.